April 27, 2012
HORACE L. NASH		EMAIL HNASH@FENWICK.COM Direct Dial (650) 335-7934

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn:	Mr. Ethan Horowitz

Branch Chief

Re:	Diamond Foods, Inc.

Form 10-K for the Year Ended July 31, 2011

Filed September 15, 2011

File No. 0-51439

Dear Mr. Horowitz:

Our client Diamond Foods, Inc., a Delaware corporation (“Diamond”), is in the process of preparing its response to your letter to Michael Murphy, Diamond’s Acting Chief Financial Officer, dated April 16, 2012 (“Letter”). Diamond has informed us that it plans to file the requested response to the Letter no later than May 14, 2012.

Should you have any questions on this matter, please feel free to contact me at (650) 335-7934, or by email (hnash@fenwick.com). Thank you.

Sincerely,

FENWICK & WEST LLP

/s/ Horace Nash

Horace L. Nash

cc: Steve Kim